SUB-ITEM 77C:    SUBMISSION OF MATTERS TO A VOTE OF SECURITY
                 HOLDERS

      On August 28, 2008, a Special Meeting of Shareholders of the Church Capital Value Trust (the "Fund") was held for the purpose of voting on the following proposal:

Proposal:  To approve or disapprove a new Investment Advisory Agreement between the registrant, on behalf of the Fund, and Church Capital Management, LLC

The total number of shares of the Fund present in person or by proxy represented approximately 71.3% of the shares entitled to vote at the Special Meeting.

         The shareholders of the Fund voted to approve the Proposal. The votes cast with respect to the Proposal were as follows:


                                Number of Shares
          -------------------------------------------------------------
                 For             Against               Abstain
          ---------------     ---------------       ---------------
             1,883,390            2,372                   0